E.ON AG · P.O. Box 301051 · D-40410 Düsseldorf · Germany

VIA EDGAR AND FACSIMILE (202) 942-9648

Mr. Adam Phippen
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549
USA

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
T +49-211-45 79-0
F +49-211-45 79-501
www.eon.com

October 20, 2006

Re: Comment Letter of September 27, 2006 (Files No. 001-14688)

Dear Mr. Phippen:

     We refer to the comment letter, dated September 27, 2006 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”).

     This letter and related attachment set forth E.ON’s response to each of the Staff’s comments contained in the Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as a correspondence file, as well as providing this additional courtesy copy via fax.

     E.ON (the “Company”) respectfully requests that the Staff advise us at its earliest convenience if the Staff has further questions regarding any of the responses set forth in this letter or if the Staff has any further comments on our filings.

     For ease of reference, we have repeated the Staff’s comments in italicized text preceding each of our responses.

Deutsche Bank AG
Sorting code 300 700 10
Acct. No. 39 41 770

Dresdner Bank AG
Sorting code 300 800 00
Acct. No. 215 700 700

HSBC Trinkaus & Burkhardt
Sorting code 300 308 80
Acct. No. 511 013

Westdeutsche Landesbank
Sorting code 300 500 00
Acct. No. 3 183 514

Postbank Essen
Sorting code 360 100 43
Acct. No. 179 767-431

Chairman of the
Supervisory Board:
Ulrich Hartmann

Board of Management:
Dr. Wulf H. Bernotat
(Chairman and CEO)
Dr. Burckhard Bergmann
Dr. Hans Michael Gaul
Dr. Manfred Krüper
Dr. Erhard Schipporeit
Dr. Johannes Teyssen

Registered Office: Düsseldorf
Düsseldorf District Court
HRB 22315
Taxnumber: 5105/5861/0015
VAT: DE119356834

TABLE OF CONTENTS

Item 5. Operating and Financial Review and Prospects, page 118
Item 15. Controls and Procedures
Item 18. Financial Statements

October 20, 2006

E.ON AG FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 5. Operating and Financial Review and Prospects, page 118

Critical Accounting Policies, page 127

1.	In future filings, to the extent material, please quantify and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. Please also disclose the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. In doing so, you should provide an analysis of such factors as to how accurate your estimates and assumptions have been in the past; how much your estimates and assumptions have changed in the past and whether they are reasonably likely to change in the future. Please refer to the guidance in SEC Release No. 33-8350.

E.ON Response:

We respectfully inform the Staff that we believe the existing disclosures regarding critical accounting estimates in our 2005 Form 20-F are already largely responsive to each of the concerns raised in the Staff’s comment and are in accordance with the provisions of SEC Release No. 33-8350.

For example, with respect to derivatives, an area the Company believes to be subject to critical accounting estimates, we note our reference in

October 20, 2006

the critical accounting policy section to the existing disclosure on page 203 of our 2005 Form 20-F where we provide a sensitivity analysis of interest bearing short and long-term capital investments and borrowings, including interest rate derivatives. In that Item 11 disclosure, we discuss how a 100 basis-point shift in the interest rate structure curve would affect the interest rate portfolio’s market value by 43 million EUR. Furthermore on page 129, we disclose several assumptions used in calculating our deferred taxes (the subject of another of our critical accounting policies) and note that any changes in such assumptions or facts and circumstances underlying those assumptions could cause significant changes in the deferred tax balances and result in volatility in our operating results. Finally, in the case of our electricity and gas contracts, we have indicated that changes in underlying assumptions as a result of developments in the market environment or the relevant financial standards could materially effect the Company’s financial results and position. As explained in more detail below, we do not believe that additional quantitative analyses of these issues (many of which are subject to a very wide range of uncertainties) would provide materially meaningful information for investors.

We will however comply with the Staff’s request by expanding the description of such estimates as well as providing additional analyses within the context of our critical accounting policies explaining the impact of how the changes in our critical accounting estimates have effected our financial position and results of operations for the period presented, if and to the extent that such impact is material. For example, the Company makes certain estimates and uses certain assumptions when performing impairment testing for goodwill. These estimates and assumptions include projected cash flow assumptions and discount rate estimates. To the extent material, the Company will provide a more robust

October 20, 2006

qualitative discussion and analysis in future filings of how our financial position or operating results would have changed had we utilized different cash flow projection assumptions and discount rate estimates. Further, if material changes in such estimates occur or are deemed by us as likely to occur, the Company will also provide a qualitative analysis of the effect of such changes on our future operating results to the extent practicable.

Management reviews material estimates and assumptions and changes in such estimates and assumptions on a regular basis. To the extent such estimates and assumptions continue to be material or change significantly, the Company will comply with the Staff’s comment and provide additional qualitative analyses disclosing the impact that these estimates and assumptions had on our financial position and operating results. However, given the market structure in which we conduct our business, particularly with regards to gas contracts (as described on page 129 of our 2005 Form 20-F), a quantitative sensitivity analysis would be highly judgemental and unreliable as the information required for such an analysis is not reasonably available. For other critical accounting estimates, if practicable and to the extent we believe it will provide material information for our investors, additional quantitative information will also be provided in future filings.

Results of Operations, page 130

Business Segment Information, page 131

2.	In future filings please disclose the additional purposes, if any, for which management uses adjusted EBIT. Please refer to Item 10(e)(1)(1)(D) of Regulation S-K. Also, since the non-GAAP performance measure excludes recurring items as discussed in question 8 of “Frequently Asked Questions Regarding the Use of

October 20, 2006

Non-GAAP Financial Measures” issued June 13, 2003, and available on our website at www.sec.gov please disclose in future filings:

▪	The manner in which management uses the non-GAAP measure to conduct or evaluate the business

▪	The economic substance behind management’s decision to use the measure

▪	The material limitations associated with the use of the non-GAAP financial measure as compared to the most directly comparable GAAP financial measure

▪	The manner in which management compensates for the limitations when using the non-GAAP financial measure; and

▪	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

E.ON Response:

We will comply with the Staff’s request to provide additional disclosures relating to management’s use of adjusted EBIT and to expand disclosures relating to the limitations of adjusted EBIT, as discussed in more detail below, in E.ON’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”), and future filings. We respectfully inform the Staff supplementally that we believe the existing disclosure in Item 5 of the 2005 Form 20-F regarding E.ON’s use of consolidated adjusted EBIT as a non-GAAP performance measure to be already largely responsive to the concerns raised in the Staff’s comment and in accordance with the provisions of Item 10(e) of Regulation S-K.

          In particular, we note that the existing disclosure:

a) states that management uses adjusted EBIT to evaluate the performance of E.ON’s segments and

October 20, 2006

allocate resources among those segments (on page 131 of the 2005 Form 20-F). In addition, as disclosed on page 175 of the 2005 Form 20-F, E.ON uses adjusted EBIT as a basis for the determination of executive management’s performance-based compensation. We will comply with the Staff’s request by revising our Item 5 “Business Segment Information” disclosure beginning in the 2006 Form 20-F and future filings to also include information regarding our use of adjusted EBIT for this purpose;

b) describes both the economic substance behind management’s decision to use the measure and the substantive reasons why management believes the measure provides useful information to investors by explaining (again on page 131 of the 2005 Form 20-F) that management believes that adjusted EBIT better depicts the performance of individual business units (and E.ON itself) independent of changes in interest income and taxes. Indeed, it is for just this reason that E.ON uses adjusted EBIT as its U.S. GAAP segment reporting measure in accordance with SFAS 131; and

c) provides a detailed outline of any limitations associated with the use of the measure that may be thought to exist and the way in which management compensates for any such limitations by providing three separate pieces of disclosure in this regard: (i) a detailed description of the method for calculating the measure (in the text on page 131 of the 2005 Form 20-F); (ii) a detailed reconciliation of the measure to income from continuing operations before income taxes and minority interests and net income, the most directly comparable U.S. GAAP measures (on page 132 of the 2005 Form 20-F); and (iii) more detailed textual analyses of period-on-period changes in the key components of each of the reconciling items on pages 134-135 and 146-147 of the 2005 Form 20-F.

October 20, 2006

     E.ON believes that these detailed disclosures provide investors with the information necessary to evaluate management’s use of the measure and to understand the nature and composition of adjusted EBIT. To further enhance our disclosure regarding the limitations of adjusted EBIT and to respond to the Staff’s comment, we will add the following statement beginning in the 2006 Form 20-F and future filings:

“Adjusted EBIT should not be considered in isolation as a measure of E.ON’s profitability and should be considered in addition to, rather than as a substitute for, net income prepared in accordance with U.S. GAAP. The non-GAAP financial measure used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.”

Liquidity and Capital Resources, page 157

Contractual Obligations, page 166

3.	Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

E.ON Response:

We will comply with the Staff’s request in the 2006 Form 20-F and future filings by including estimated interest payments on our debt in the Company’s contractual obligations table.

October 20, 2006

Item 15. Controls and Procedures

4.	We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported as and when required. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

E.ON Response:

We will comply with the Staff’s request by revising the disclosures to appear in our 2006 Form 20-F and future filings to state that the Company’s disclosure controls and procedures were effective “to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure”.

Item 18. Financial Statements

Consolidated Statements of Income, page F-2

5.	In future filings please present equity in earnings of unconsolidated subsidiaries and equity method investees separately on the face of the statements. Please refer to Rule 5-03(13) of Regulation S-X.

October 20, 2006

E.ON Response:

We will comply with the Staff’s request by presenting equity in earnings of unconsolidated subsidiaries and equity method investees separately on the face of the Consolidated Statements of Income beginning with our 2006 Form 20-F and future filings. We respectfully inform the Staff supplementally, that dividends received from affiliated and associated companies accounted for under the equity method are already disclosed in Note 11 to the Consolidated Financial Statements included in the 2005 Form 20-F, on page F-44, as required by Rule 5-03 (13) of Regulation S-X.

Consolidated Balance Sheets, page F-3

6.	It appears that current assets and liabilities have been combined with long-term assets and liabilities as in an unclassified balance sheet. Please tell as why the presentation of an unclassified balance sheet is generally accepted in your specific industry as opposed to presenting a classified balance sheet that would permit ready determination of working capital. In doing so, please include a discussion of industry practice and explain to us in detail your operating cycle. Please also tell us your basis in GAAP for including the “Fixed assets” and “Non-fixed assets” subtotals. Further, tell us why you have not presented the line items required by Rule 5-02 of Regulation S-X on the face.

E.ON Response:

We respectfully inform the Staff supplementally that, historically, the Company’s current assets and liabilities have been parenthetically disclosed on the face of the Consolidated Balance Sheets to enable the reader to calculate working capital as in a classified balance sheet. Furthermore, information regarding the

October 20, 2006

classification for each line item has been disclosed in the accompanying notes to the Consolidated Financial Statements. Given the regulatory and financial reporting environment in which the Company operates, which requires us to comply with the German Commercial Code (HGB), European Commission (EC) Directives, and U.S. GAAP, we believe that such presentation of a balance sheet in order of liquidity represents a compromise with the requirements of the relevant regulatory bodies.

Furthermore, as several balance sheet line items include both current and noncurrent amounts as defined in U.S. GAAP, the Company concluded that the use of the “current” and “noncurrent” subtotals would not accurately reflect the classification of such amounts. Accordingly, we elected to use the captions “Fixed assets” and “Non-fixed assets” to better reflect the nature of the related assets.

Pursuant to Regulation (EC) No. 1606/2002, the Company will prepare its Consolidated Financial Statements for the first time in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union, for its fiscal year ending December 31, 2007. At that time, we will present classified Consolidated Balance Sheets in accordance with International Accounting Standard (“IAS”) No. 1 “Presentation of Financial Statements”.

Nevertheless, we will comply with the Staff’s request in our 2006 Form 20-F, by presenting classified balance sheets for each of the years presented.

Rule 5-02 stipulates the various line items that “should appear on the face of the balance sheets or related notes”. The Company believes that the various line items presented in Rule 5-02, to the extent applicable and material to its financial statements, have been properly disclosed either on the face of its Consolidated Balance Sheets or

October 20, 2006

in the accompanying notes to the Consolidated Financial Statements. Those items which are deemed to be immaterial pursuant to Rule 4-02 are not separately disclosed.

Consolidated Statements of Cash Flows, page F-4

7.	Please tell us the nature of the items included in the line item labelled “changes in financial receivables”, why classification as an investing activity is appropriate, and provide us with a reconciliation of the fiscal 2005 change to the change in the amounts of financial receivables and other financial assets disclosed in Note 13.

E.ON Response:

We respectfully inform the Staff supplementally that the line item labeled “Changes in financial receivables” reflects cash flows resulting from changes in the Company’s interest-bearing receivables, primarily short-term loans to associated and other unconsolidated investees, short-term loans to holders of minority interests in jointly-owned power plants, and capital lease receivables. All of these items are included in the first tier of the table provided in Note 13 to the Consolidated Financial Statements included in the 2005 Form 20-F, on page F-46. This line item also reflects investments in bank deposits not meeting the definition of cash and cash equivalents (because of their maturity being in excess of three months). These items are included in the first line of the first table provided in Note 14 to the Consolidated Financial Statements included in the 2005 Form 20-F on page F-47.

E.ON classifies cash flows relating to interest-bearing loans and deposits with an original maturity in excess of 3 months as cash flows from investing activities in accordance with paragraph 15 of SFAS 95.

October 20, 2006

The changes in the amounts on the balance sheet reconcile to the line item in the cash flow statement as follows:

Changes in Financial Receivables — Balance Sheet vs. Cash Flow Amounts (€ in millions)

Amounts on the Consolidated Balance Sheets:

From Note 13:

	31 Dec	31 Dec
	2005	2004	Difference
Financial receivables and other assets, remaining term > 1 year	1,060	1,314	-254
Financial receivables and other assets, remaining term < 1 year	959	810	149

Total	2,019	2,124	-105

From Note 14:

	31 Dec	31 Dec
	2005	2004	Difference
Deposits at banking institutions with an original maturity > 3 months	1,488	89	1,399

October 20, 2006

Change in the “Financial Receivables” position on the Consolidated Balance Sheets	-105

Change in the “Bank deposits > 3 months” position on the Consolidated Balance Sheets	1,399

Aggregate change in the two balance sheet items	1,294

Reconciliation to the Cash Flow Statement line item “Changes in financial receivables”:

‘Expected’ cash flow amount (based on the changes observed on the Consolidated Balance Sheets)	-1,294

Non-cash changes in financial receivables and bank deposits with an original maturity of > 3 months through acquisitions and disposals of subsidiaries as well as reclassifications into Assets of disposal groups	-38

Non-cash increase of financial receivables through reclassifications from other balance sheet items	-21

Non-cash reduction of financial receivables and bank deposits (> 3 months) through currency exchange rate differences	-17

Other non-cash effects	-14

Cash Flow amount (Changes in Financial Receivables)	-1,384

October 20, 2006

Notes to Consolidated Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

8.	Please tell us what majority-owned companies are not consolidated, the materiality of each, and what specific restrictions in the control of assets and management exist. With reference to authoritative guidance tell us why not consolidating is appropriate.

E.ON Response:

As anticipated to you by our U.S. securities law counsel, Michael Volkovitsch of Cleary Gottlieb, the Company has begun the research and other work necessary in order to provide a complete response to the Staff’s comment, but has not yet completed such work. The Company has a number of affiliates that are not consolidated based on the particular facts and circumstances. As the detailed information that is necessary to fully respond to the Staff's comments is not maintained at the Company's headquarters, we need to gather the specific information from the individual companies. In addition, we respectfully inform the Staff that we are in the process of completing our third quarter financial reporting, having committed to the markets to publish our consolidated third quarter results on November 8, 2006. Virtually all of the individuals involved in the collection and analysis of the data needed to prepare a complete response to the Staff’s comment are also involved in the financial reporting process, with the result being that the resources we have available to devote to such matters at this time are severely limited.

Given that context, we respectfully inform the Staff that we do not at this time expect to be able to produce a complete response to this comment before November 10, 2006, and that we will file a supplemental comment letter response with the Staff via the EDGAR system as soon as such work is completed.

October 20, 2006

Intangible Assets Subject to Amortization, page F-10

9.	Please tell us the significance of your oil and gas producing activities. Please ensure your response quantifies balance sheet and statement of income amounts.

E.ON Response:

We respectfully inform the Staff supplementally that the Company’s oil and gas producing activities for the year ended December 31, 2005, were not deemed to be significant based on the materiality assessment performed in accordance with authoritative guidance outlined in paragraph 8 of SFAS 69. Revenues from oil and gas producing activities for the year ended December 31, 2005, were 378 million EUR (i.e., 0.67% of E.ON’s total revenues) and results of operations for oil and gas producing activities, excluding the effect of income taxes, were 205 million EUR (i.e., 2.85% of E.ON’s income from continuing operations before taxes and minority interests). The identifiable assets of oil and gas producing activities (tangible and intangible enterprise assets that are used by our oil and gas producing activities) amounted to 1,424 million EUR (i.e. 1.13% of E.ON’s total assets) as of December 31, 2005.

Discontinued Operations and Asset Held for Sale, page F-13

10.	We note your statement in the third paragraph that cash flows of discontinued operations are not included in the consolidated statement of cash flows. This disclosure appears inconsistent with the information disclosed in the consolidated statements of cash flows, the accounting policy on page P-16 and Note 27. Please revise in future filings.

E.ON Response:

We will comply with the Staff’s request by revising the disclosure to appear in the 2006 Form 20-F and future filings to make it consistent with the information disclosed in the Consolidated Statements of Cash Flows.

October 20, 2006

Note 11. Fixed Assets, page F-40

11.	We note your disclosure on page F-11 regarding the depreciable lives of fixed assets. Please tell us why you do not separately disclose major classes of fixed assets in a similar in manner in your rollforward of fixed assets. In any event, we believe you should provide a more detailed rollforward of the major classes of fixed assets included in the “Real estate, Leasehold rights and buildings” and ”Technical equipment, plant and machinery” line items as contemplated by APB 12. Please disclose in future filings.

E.ON Response:

We respectfully inform the Staff supplementally that the Company believes the fixed assets disclosed on page F-40 of the 2005 Form 20-F accurately represent our major classes of depreciable assets.

The categories of property, plant and equipment presented on page F-11 are provided as supplementary information to add further transparency about the ranges of useful lives within each major class of depreciable assets as disclosed on page F-40 of the 2005 Form 20-F. We therefore respectfully request that the Staff allow us to continue disclosing our rollforward of fixed assets consistent with the disclosure provided on page F-40 of the 2005 Form 20-F.

Note 13- Receivables and Other Assets, page F-46

12.	Please tell us in detail the nature of insurance contracts entered into with VKE. Please also tell us how you are accounting for the insurance contracts and why your accounting treatment complies with SFAS 87. In addition, please tell us how you are accounting for the cost of benefits covered by the contracts and related projected benefit obligations.

October 20, 2006

E.ON Response:

As anticipated to you by our U.S. securities law counsel, Michael Volkovitsch of Cleary Gottlieb, the Company has begun the research and other work necessary in order to provide a complete response to the Staff’s comment, but has not yet completed such work. In particular, given the complex underlying structure of VKE and the related insurance contracts, preparation of a response requires us to collect information from our “Central Europe” market unit. In addition, we respectfully inform the Staff that we are in the process of completing our third quarter financial reporting process, having committed to the markets to publish our consolidated third quarter results on November 8, 2006. Virtually all of the individuals involved in the collection and analysis of the data needed to prepare a complete response to the Staff’s comment are also involved in the financial reporting process, with the result being that the resources we have available to devote to such matters at this time are severely limited.

Given that context, we respectfully inform the Staff that we do not at this time expect to be able to produce a complete response to this comment before November 10, 2006, and that we will file a supplemental comment letter response with the Staff via the EDGAR system as soon as such work is completed.

Note 25. Contingencies and Commitments, page F-66

13.	Please tell us how you account for the put options discussed on page F-68 and the call option discussed on page F-82 and the amounts reflected in your balance sheets for each year presented. Please tell us your consideration of including more robust disclosure including

October 20, 2006

related accounting policies and financial statement amounts.

E.ON Response:

We respectfully inform the Staff supplementally that the put and call options discussed on pages F-68 and F-82 of the 2005 Form 20-F are in most cases, options written by E.ON relating to underlying shares of consolidated subsidiaries or investments accounted for under the equity method.

These options are not within in the scope of SFAS 133, because the requirements defined in paragraphs 6 (c) and 9 (c) of that standard are not met. The underlying of these contracts are shares that are not traded on a liquid market and that must be, if the option is exercised, physically delivered (gross physical settlement). Therefore the criterion of the underlying being “readily convertible to cash” is not met.

The options described on pages F-68 and F-82 of the 2005 Form 20-F can be categorized as follows:

1. Options entered into by the “Nordic” market unit:

a. Written put options with underlying shares of consolidated subsidiaries (F-68)

These options can be exercised through 2007 at a fixed strike price that is subject to adjustments (e.g. dividends and interest; “adjusted fixed price”). These options are recorded at fair value in accordance with SFAS 150 or EITF 00-6 and EITF 00-19 (the SEC Staff’s long standing position). The fair value of those written put options as of December 31, 2004, and December 31, 2005, was 0 million EUR.

b.	Written call option with underlying shares of a consolidated subsidiary (F-82)

October 20, 2006

The exercise price of this option is also an adjusted fixed price with an original exercise period until March 31, 2005, and several restrictions are included as described on page 78 of the 2005 Form 20-F. The option is recorded at fair value in accordance with EITF 00-6 and EITF 00-19 (the SEC Staff’s long standing position). The fair value of the written call option as of December 31, 2004, and December 31, 2005, was 0 million EUR. The transaction was completed in 2006 and as a result E.ON realised a gain of 11 million EUR from disposal of the underlying shares.

2.	Options entered into by the “Central Europe” market unit:

Options entered into are written put options and a combination of options (synthetic zero-cost-collar). The underlying shares for these options are of companies which are not listed that are either consolidated subsidiaries or investments we account for under the equity method.

a.	Written put options with underlying shares of consolidated subsidiaries (F-68)

The exercise price of these options is either fair value or a fixed price, with exercise periods through 2007. These options are also recorded at fair value in accordance with SFAS 150 or EITF 00-6 and EITF 00-19 (the SEC Staff’s long standing position). The fair value of these written put options as of December 31, 2004, and December 31, 2005, was 0 million EUR.

b.	Written put options with underlying shares of investments accounted for under the equity method (F-68)

The exercise price of these options is either fair value, fixed price or adjusted fixed price with exercise periods through 2013. These options are recorded at fair value by applying the SEC staff’s long standing position as repeated in EITF

October 20, 2006

00-6, which requires written puts to be recorded at fair value. The fair value of these written put options as of December 31, 2004, and December 31, 2005, was 42.3 million EUR and 70.2 million EUR, respectively.

c.	Combination of options with underlying shares of a consolidated subsidiary (F-68)

This contract is a combination of a written put option and a purchased call option with the same exercise price, the same counterparty and the same exercise period. Both options are embedded in a privatization agreement pursuant to which we acquired our interest in the relevant entity and therefore are not freestanding instruments. The exercise price is the higher of adjusted fixed price or approximation of fair value and the exercise period lasts through 2012. This combination of embedded options is considered as a zero-cost-collar and does not fall within the scope of either SFAS 150 and EITF 00-6 or EITF 00-19. In case of a negative fair value a loss contingency in accordance with SFAS 5 would be recorded. No loss contingency was recorded as of December 31, 2004, and December 31, 2005.

As the impact on our consolidated financial position and results of operations of such puts and calls was insignificant for all periods presented, we believe that the disclosures in our 2005 Form 20-F are sufficient. However, to the extent such amounts are material in the future, either individually or in the aggregate, we will consider additional disclosures with respect to the accounting for and the impact of such instruments in future filings.

Form 6-K filed May 10, 2006

October 20, 2006

14.	In future Filings please provide the required reconciliation of consolidated adjusted EBIT to net income in accordance with Regulation G.

E.ON Response:

We respectfully draw the Staff’s attention to our Interim Report for the quarter ending March 31, 2006, which was released simultaneously with the press release contained in the Form 6-K referenced in the Staff’s comment and made generally available to all recipients of the press release, as well as being posted on the investor relations section of the Company’s website. As is typical, the press release merely summarizes highlights of the financial information presented in a more complete form in the Interim Report itself, and was intended to be read together with the Interim Report. As the press release itself notes, the required reconciliation of adjusted EBIT to net income required by Regulation G is provided on page 9 of the Interim Report. The Interim Report was also filed with the Commission as a Report on Form 6-K on May 11, 2006, with the very short delay being due to technical issues regarding the translation of the HTML format used for the hard copy of the Interim Report into a format acceptable for EDGAR. The Company will comply with the Staff’s request by undertaking to ensure that each of its Reports on Form 6-K will include all of the documents in which any reconciliations referenced in press releases or other summaries may appear.

Sincerely,

/s/ Michael C. Wilhelm Senior Vice President Accounting /s/ Karl-Heinz Feldmann Senior Vice President Legal Affairs

Cc:
Erhard Schipporeit, Member of the Board of Management and Chief Financial Officer
Wolfgang Laue, PricewaterhouseCoopers AG
Wayne Carnall, PricewaterhouseCoopers LLP
Michael J. Volkovitsch, Cleary, Gottlieb, Steen & Hamilton